

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2011

Paul Howarth
Principal Executive Officer
The Graystone Company, Inc.
380 Lexington Ave, 17th Floor
New York, NY 10168

> **Re:**   **The Graystone Company, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 27, 2011**
> **File No. 333-171893**
> **Registration Statement on Form 10-12G**
> **Filed January 24, 2011**
> **File No. 000-54254**

Dear Mr. Howarth:

We have reviewed your above registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed January 27, 2011

Cover Page

1.   Please state prominently on the cover page of your prospectus that your auditors have issued a going concern opinion.

2.   You indicate on the prospectus cover page and in the prospectus summary that if all of the shares offered are purchased, the gross proceeds will be $500,000. Given that this is a direct public, no minimum offering, statements that suggest that you could receive the full amount of proceeds from the offering do not appear appropriate. Please revise.

Item 3. Summary Information and Risk Factors

Our Company, page 1

3.   You indicate that the company changed its name to The Graystone Company, Inc. on January 14, 2010. However, Note 1 to the notes to financial statements indicates that such name change did not occur until January 14, 2011. Please advise.

4.   Please revise your summary of your marketing division to more clearly describe your business activities. In this regard, it is unclear what services you provide, what is meant by "lead," who your clients are, and how you are generating revenue. Further, please provide us with supplemental support that you are using "state-of-the-art" proprietary technology.

Risk Factors

General

5.   You suggest in the introductory paragraph to this section that your shares are publicly traded. Yet, elsewhere in your registration statement you indicate that no public market for your shares currently exists. Please revise your disclosure to address this discrepancy.

6.   Please add a risk factor that alerts investors that, if true, the company has minimal revenues, has not acquired any real property, currently has no real estate or natural resources operations, and that substantial additional development work will be required within each of the company's divisions. The risk factor should concisely describe the risk to investors that results from those conditions and uncertainties.

7.   Given that this is a direct public, no minimum offering, please add a risk factor that indicates that you may not receive sufficient proceeds to fund planned operations or even cover the costs of the offering. Discuss the impact on the company and its planned operations if you are unable to raise sufficient funds or obtain alternate financing.

8.   Please review each risk factor heading to ensure it clearly conveys a separate, specific risk to investors regarding your company, industry or the offering. Many of the subheadings merely state a fact about your business without fully describing the risk that results from the identified condition or uncertainty. For example, we note the following risk factors: "Limited Capitalization and Lack of Working Capital," "Dependence on Key Personnel," "Conflict of Interest," "There is limited liquidity in our shares," and "Our exploration activities are subject to various local laws and regulations." Please revise each of your subheadings to ensure that they disclose the specific risks or risk that you are discussing in the text.

"Conflict of Interest," page 4

9.   Please expand your risk factor to indicate as you do on page 31 that you have not adopted formal written policies or procedures regarding the review, approval or ratification of related party transactions. Consider discussing whether the agreement and understanding by Messrs. Mezey and Howarth to only act upon business opportunities that the company passes on is binding and enforceable.

"Our shares may be subject to the 'penny stock' rules, following such a reverse merger transaction…," page 5

10.   Please explain your reference to the "reverse merger transaction" in the subheading of this risk factor.

"We may need additional financing…," page 6

11.   You refer to the "commercial lighting market" in this risk factor, which is inconsistent with your disclosure of the company's business divisions to date. Please revise or advise.

"The actual rents we receive…," page 8

12.   Please revise the risk factors relating to your real estate division to clarify for potential investors, if true, that the company does not currently own or manage any real property, and has not received any rental income to date. Take care to ensure that the status of your development with respect to your activities in your real estate division throughout your registration statement accurately reflects the current status of your business activities.

"If we do not conduct mineral exploration on our mineral claims…," page 12

13.   The phrasing of this risk factor suggests that the company has current mineral claims, which is inconsistent with disclosure elsewhere in the registration statement (e.g. on page 2) which indicates that the company has not acquired any properties to date and has no viable mineral deposits. Please review and revise your disclosure accordingly, or advise. Take care to ensure that the status of your development with respect to your activities in your natural resources division throughout your registration statement is not overstated.

Item 4. Use of Proceeds, page 14

14.   Please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used to the extent known. This section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans to expand the marketing, consulting, and natural resources divisions. Refer to Item 504 of Regulation S-K.

Item 8. Plan of Distribution, page 16

15.   You indicate that your sole officer and director will be offering the company's securities.
        Yet elsewhere in your registration statement you indicate that the company has two
        officers, both of whom will be participating in the offering. Please advise and revise your
        disclosure to clarify the foregoing discrepancy.

Item 9. Description of Securities to be Registered, page 19

16.   We note your disclosure that the Class B shares have the right to convert into Series A
        stock at a rate equal to ten Class A Common Shares for each Class B Common
        Share. Please expand your disclosure on page 20 to reflect this conversion right. Refer
        to Item 202 of Regulation S-K.

Item 11. Information with Respect to the Registrant.

General

17.   Please revise to disclose, to the extent material, the competitive business conditions and
        competitive position of the company, any dependence on a few customers, intellectual
        property rights, and number of full-time and part-time employees. In addition, provide a
        meaningful description of the governmental regulations that apply to the company's
        business, and the extent to which the company will be subject to registration, inspection,
        and oversight by regulatory agencies. Explain any governmental approvals you need to
        initiate the activities in your natural resources division and any steps that you have taken
        to obtain those approvals. Refer to Item 101(h)(4)(iv), (vi), (vii), (ix), (xi), and (xii) of
        Regulation S-K.

Business of the Registrant, page 21

18.   Please revise your disclosure to provide a clear and meaningful discussion of the current
        status of your business development in each of the divisions. Provide an expanded
        discussion of the business activities of the marketing and consulting divisions, how it
        generates revenue, the nature of the clients and its involvement in pay per click
        advertising. In addition, explain what remains to be accomplished for the company to
        generate revenues in your real estate and natural resources divisions, how you intend to
        identify and solicit customers and/or properties, and any material obstacles or
        uncertainties regarding the company's business plans. Identify any milestones, an
        expected time table, and any known material expenses which you expect to incur. Ensure
        that your disclosure conveys consistently throughout your document the status of your
        business activities within each of your divisions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

General

19.   Please provide detailed information regarding your plan of operations over the next twelve-month period. You should address how your business goals and objectives will change based on the size of your completed offering and net proceeds actually received. Further, discuss each of your planned activities and each material event or step required to pursue each of your planned activities. To the extent you discuss future plans, such as hiring employees or consultants or acquiring real property, the discussion should be balanced to include time frames for implementing such plans and any uncertainties or obstacles involved before the planned operations can commence.

Liquidity and Capital Resources, page 27

20.   You indicate that "available funds will not satisfy [company] growth for the next twelve months." To the extent you do not have sufficient resources to fund planned operations for the twelve-month period, state the minimum number of months that you expect to be able to conduct planned operations and to satisfy your obligations using currently-available capital resources. In addition, quantify the anticipated costs and amount of additional capital that will be needed in order to fund the company's projected operations and satisfy its obligations for a minimum of twelve months from the date of the prospectus. Finally, indicate the anticipated minimum amount that you will need to meet your reporting obligations as a public company. Refer to Section III.C of SEC Release No. 33-6835 and Item 303(a)(1) of Regulation S-K.

Identification of Directors and Executive Officers, page 28

21.   It appears that Messrs. Howarth and Mezey are each currently involved in other businesses. Please revise your disclosure to discuss more specifically the other projects that currently occupy their time and specify the minimum amount of time per week each devotes to the business of the company.

Code of Ethics, page 29

22.   You indicate that you have adopted a Code of Ethics. Please tell us how you comply with Item 406(c) of Regulation S-K.

Controls and Procedures, page 30

23.   We note your disclosure that your management has concluded that your disclosure controls and procedures are not effective because of several factors. Please tell us, with a view toward disclosure, whether the company has identified these factors as material weaknesses. Also explain what consideration you have given to disclosing a timeline

regarding when you expect to remedy these factors and the costs, if material, associated with the remedial measures.

Security Ownership of Certain Beneficial Owners and Management, page 31

24.   You indicate here that Messrs. Howarth and Mezey beneficially own, in the aggregate, approximately 84% of the outstanding shares of Class A common stock. Yet, on page 6 you indicate that "management currently controls and votes 90% of [the company's] issued and outstanding Class A common stock." Please advise and revise your filing to address this discrepancy. Further, expand the table to separately disclose the percentage of voting power of each director, executive officer, and principal shareholder of the company. It appears that the voting power of each shareholder may differ significantly from the percentage of beneficial ownership as a result of the voting rights of the Class B common stockholders.

25.   Please confirm that you do not have any other shareholders other than those listed on page 32 who beneficially own five percent or more of your outstanding common stock. In this regard, we note that based on your disclosure that the 54,750,000 shares of Class A common stock outstanding are held by five shareholders and taking into account the 46,000,000 shares held by your Chief Executive Officer and Chief Financial Officer, it appears that 8,750,000 shares of Class A common stock or 16% of the shares are being held by three other shareholders. Please advise.

Item 15. Unregistered Sales of Equity Securities and Use of Proceeds, page II-1

26.   We note your disclosure regarding issuances of securities on May 27, 2010. However, it is not clear what consideration was received by the company in exchange for each of the identified stock issuances and if the per share price of the common stock was valued at the same price in all such transactions. Please enhance your disclosure accordingly. Refer to Item 701(c) of Regulation S-K.

Exhibits

27.   Please provide a list of all the subsidiaries of the company, the state of incorporation of each subsidiary, and the names under which such subsidiaries do business pursuant to Item 601(b)(21) of Regulation S-K or advise.

28.   Please file as an exhibit the subscription agreement that investors will be required to sign. We note that you have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. Tell us, with a view towards disclosure, whether there are conditions that must be met for the subscriptions to be accepted and consider whether disclosure is appropriate in that respect.

Registration Statement on Form 10-12G Filed January 24, 2011

General

29.   To the extent applicable, comments made with respect to your registration statement on Form S-1 are intended to also apply to your Form 10. Please carefully review and revise your Form 10 accordingly.

30.   Pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, your registration statement will become effective by operation of law within sixty days from filing, at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement prior to such time to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining issues or comments.

31.   Please update the registration statement on Form 10 to reflect your recent issuances of Class A and Class B common stock. It appears that you will need to amend several sections of the filing, including but not limited to, the description of the securities being registered and the beneficial ownership table. Further, specify on the cover page of the registration statement whether you are intending to register both Class A and Class B common stock.

Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding the financial statements and related matters. If you have any other questions regarding these comments, please contact Courtney Haseley, Attorney-Advisor, at (202) 551-3548. If you require further assistance, please contact me at (202) 551-3453.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor